Davis Commodities Limited

March 9, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted February 28, 2023
CIK No. 0001949478

Ladies and Gentlemen:

This letter is in response to the letter dated March 7, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Davis Commodities Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Use of Proceeds, page 33

1. We note your response to comment 2 and reissue in part. Please also include the interest rate and maturity of the Maxwill Foodlink bank loans. Refer to Item 3.C.4 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 33 of the Registration Statement to include the interest rate and maturity of the Maxwill Foodlink bank loans.

Exhibits

2. We note that in previous versions of the registration statement you had included an opinion from Raja & Tann Singapore LLP regarding certain Singapore law matters, but these entries have since been removed. However, Raja & Tann Singapore LLP continues to provide advice on page 32 and is listed in the Legal Matters section on page 147. Please revise to provide a consent for this information or clarify this discrepancy.

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In response to the Staff’s comments, we respectfully advise the Staff that we have filed the consent of Rajah & Tann Singapore LLP as exhibit 23.3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairwoman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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